January 24, 2006

Jay Ingram, Esq.

US Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 05-11

Washington, DC 20549

Re: Electric Moto Corporation

Registration Statement on Form SB-2

File No. 333-124012

Amendment No. 2 Filed: November 8, 2005

Dear Mr. Ingram:

The following is in response to your letter dated December 15, 2005:

Prospectus Cover Page

1.	Please remove the disclosure relating to penny stock considerations. Such disclosure is not required by Item 501 of Regulation S-B and can be found deeper in the prospectus.

ANSWER:	Amendment No. 4 to Form SB-2 has been revised to remove the disclosure relating to penny stock considerations from the cover page.

Risk Factors

2.

We note your response to our comment 8. Revise your disclosure to update to your latest interim financial statements. Additionally, revise to indicate your amount of working capital as of that date in addition to your disclosure of your cash balance.

ANSWER:	In Amendment No. 4 to Form SB-2, we have updated Electric Moto’s cash balance as of September 30, 2005.

Management’s Discussion and Analysis or Plan of Operation

Business Strategy, page 9

3.	Please update this section as appropriate.

ANSWER:	In Amendment No. 4 to Form SB-2, we have updated the

“Business Strategy” section.

Results of Operations, page 11

4.

We note your statement that the gross revenue increase for the six months ended June 30, 2005 was due to your strategy of developing a European distribution network to relieve the officers and employees of sales duties. Please revise to clarify your statement given your earlier statement indicating that you do not currently have a distribution system assembled. Also clarify how this increased your gross revenues.

ANSWER:	In Amendment No. 4 to Form SB-2, we have revised this section and indicated that Electric Moto currently has a European distribution system through Nils Wiklund.

5.	Please revise to indicate the increase in expenses attributable for each category.

ANSWER:	In Amendment No. 4 to Form SB-2, we have revised this section to indicate the expenses attributable for each category.

Plan of Operations for Next Twelve Months, page 13

6.	Update this section as applicable. Specifically address whether the company entered into an agreement with Scorpa. We may have further comment.

ANSWER:

In Amendment No. 4 to Form SB-2, we have updated this section. In addition, please note that Electric Moto did not enter into an agreement with Scorpa and we have removed all disclosure regarding Scorpa. Nils Wiklund, whom Electric Moto has signed an agreement with displayed the Blade cycle at a European exposition in Italy, as a representative of Electric Moto. At the exposition, Scorpa had a booth next to Electric Moto's booth and expressed an interest in forming an alliance with Electric Moto. Scorpa was disclosed in the last filing because it is a potential future source of liquidity. To date, nothing has occurred with Scorpa and Electric Moto does not deem disclosure regarding Scorpa to be material at this time.

Business-Our Company, page 14

7.	The statement that you are “leaders” in Designing vehicles with the disclosed characteristics appears to be promotional statement. Revise to remove all statements that appear promotional in nature.

ANSWER:

We have Amendment No. 4 to Form SB-2 to remove the statement that Electric Moto is a “leader” in designing vehicles. All statements that appear promotional in nature have been removed from the amended Form SB-2.

History of Our Electric and Hybrid Vehicles, page 17

8.

We note the disclosure regarding the history of your electric and hybrid vehicles. The disclosure is confusing because it makes it appear as though you offer bikes other than The Blade T-6 2005. Either remove the disclosure regarding the history or clarify up front that you only offer The Blade T-6 2005.

ANSWER:	Amendment No. 4 to Form SB-2 indicates that the Blade T-6 2005 is Electric Moto’s only product and the remainder of the section is provided for historical perspective only.

Consulting Agreements, page 22

9.

We note your response to comment 28 that the agreement with Jeff Knepp is an oral agreement. File a summary of the material terms of the oral agreement with Jeff Knepp as an exhibit to the registration statement.

ANSWER:

In Amendment No. 4 to Form SB-2, we have included as Exhibit 10.4, the oral agreement between Mr. Knepp and Electric Moto. Specifically, the exhibit states the following: “Jeff Knepp and Electric Moto Corporation have orally agreed to have Mr. Knepp serve as a consultant for Electric Moto for an unspecified amount of time. His duties shall be as a day to day consultant related to Electric Moto’s marketing, finances, office management and production/design.”

10.	Revise to indicate the number of shares issued to Jeff Knepp as compensation for his consulting services.

ANSWER:	Amendment No. 4 to Form SB-2 indicates the number of shares

Mr. Knepp received from Electric Moto for his work as a consultant. Specifically, he received 600,000 shares of Electric Moto’s common stock.

Executive Compensation, page 24

11.

Please revise the first paragraph, if applicable, to indicate that the table covers the year ended December 31, 2005. Also revise your disclosure in the Options Grants and Aggregated Option Exercises tables to the extent applicable.

ANSWER:	In Amendment No. 4 to Form SB-2, we have revised this table and all other tables in this section to indicate that the year ended December 31, 2005 is covered.

12.

We note your statement in footnote 1 to the Summary Compensation Table that Schless’s salary is $4,000 per month, that to date he has been paid $4,000 and that he is owed $12,000 in accrued salary. Please update this disclosure. It appears to us that Mr. Schless’s accrued salary should be greater than $12,000. Please advise or revise.

ANSWER:	In Amendment No. 4 to Form SB-2, we have revised footnotes 2 and 3 to indicate the full amount of salary paid to Mr. Schless and the proper deferred salary amount.

Selling Stockholders, page 26

13.	We note your response to our prior comment 34. Please identify Jeff Knepp as an underwriter.

ANSWER:

In Amendment No. 4 to Form SB2, we have disclosed that although Mr. Knepp possesses a Series 7 stock brokers license, he does not have expertise in matters of corporate finance and stock promotion and will not participate directly or indirectly in, or provide advice or services with respect to, stock promotion, corporate finance, stock distribution, market making, or stock sales. Mr. Knepp was asked to consult with us because of his experience in motorcycle sales and because he has been a motorcycle enthusiast for over twenty years. Based on those factors, we retained Mr. Knepp to provide guidance in matters relating to our products such as marketing, promotion, design, and sales. Mr. Knepp also lends his expertise on managerial and operational decisions. Further, Mr. Knepp has acquired the shares for his own account, for investment purposes, and not with a view to resell or distribute such shares.

14.

We note your response to our prior comment 35. The shares underlying the convertible options held by Abbie Zands/35216 Yukon, Kenneth Bornstein, Noah Clark, Paul Giarmoleo, Jeff Knepp, Natural Venture, and John and Judith Polli should be reflected in the number of shares of common stock owned prior to the offering.

ANSWER:

In Amendment No. 4 to Form SB-2, we have included the shares underlying the convertible options held by each party. Based on this, we have also added Kenneth Bornstein to the Principal Shareholders table.

Financial Statements

Other Regulatory

15.	Please note the updating requirements for the financial statements as set forth in Item 301(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

ANSWER:	Amendment No. 4 to Form SB-2 includes updated financial
statements for Electric Moto as of September 30, 2005.

Part II-Information Not Required in Prospectus

Exhibits

16.

We reissue our prior comment 45. The Anslow & Jaclin, LLP legality opinion continues to states that the “shares of common stock to be offered pursuant to the Registration Statement and sold by the selling shareholders have been duly authorized and are legally issued, fully paid and non-assessable.” We do not understand your statement that the shares underlying the options are currently legally issued. Revise your legality opinion as appropriate.

ANSWER:	In Amendment No. 4 to Form SB-2, we have revised our legality opinion based on your comments.

Very truly yours,

s/s Anslow & Jaclin, LLP

ANSLOW & JACLIN, LLP

RIA/